EXHIBIT 99.3

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
500 - 475 Second Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1P4
Canada

June 16, 2015

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Autorité des marchés financiers

Saskatchewan Financial and Consumer Affairs Authority, Securities Division

Dear Sir/Madam:

Re: Notice of Change of Auditor - Claude Resources Inc.

We have read the Notice of Change of Auditor dated June 16, 2015 (the “Notice”) from Claude Resources Inc., delivered to us pursuant to National Instrument 51-102 Section 4.11. Based on our knowledge as at the date hereof, we are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with item #3 contained in the Notice.

Yours truly,

Chartered Accountants

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